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                                   PPOL, Inc.
                        1 City Boulevard West, Suite 820
                            Orange, California 92868



June 4, 2006


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Bob Carroll

Re:         PPOL, Inc.
            Form 10-K for Fiscal Year Ended March 31, 2005
            Filed September 1, 2005

            Form 10-Q for Quarter Ended December 31, 2005
            Filed March 23, 2006

            File No. 0-50065

Dear Mr. Carroll:

            This letter is in response to your letter to us dated April 5, 2006, and further to our supplemental response letter dated March 23, 2006. The response numbers below refer to the comment numbers in your April 5 letter.

Form 10-K for the Fiscal Year ended March 31, 2005
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Note 1.  Organization and Summary of Significant Accounting Policies
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Restricted Cash and Advances Received - Cube, page F-8
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RESPONSE 1

CURRENT TREATMENT CLASSIFIED AS RESTRICTED CASH. Based upon existing documentation and representations from prior management, we have continued to follow the methodology and treatment by the prior management. Their rationale, with which we have heretofore concurred, was based upon the following:

We have a legal obligation to the distributors for the cash advances the distributors made directly to U Mutual Benefit Association (UMBA), formerly known as Kamome Mutual Benefit Association. At the time of the transfer, our then members were notified of the transfer. Nevertheless, their agreements were then, and remain to this day, with AJOL, PPOL's wholly-owned subsidiary. No changes have been made as the administrative burden and monetary costs are prohibitive. Following AJOL's transfer to UMBA, UMBA, in turn, has transferred such cash over to U-Service Friendship Association (USFA)(1). Contracts entered into subsequent to the transfer are with UMBA and USFA. AJOL has no title to cash collected from and related liability to new members. PPOL's financial statements do not reflect such cash and related liabilities

--------------------
(1) In October 2005, funds we transferred to UMBA, were in turn, transferred to the U-Service Friendship Association (USFA), a not-for-profit membership organization to succeed in the role UMBA took, except as discussed below. USFA is unrelated to K.K. U-Service, which is referred to in Note 10 to the financial statements. The purpose of the transfer was to restrict UMBA's purpose of existence to obtain various insurance plans for its members at a discounted premium. It should be noted that the transfer of funds from UMBA to USFA were by and between those entities. AJOL is not a party to such agreements.



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What is reflected on PPOL's financial statements as "restricted cash" represents cash collected from members who entered into contracts prior to the transfer described in the foregoing paragraph. "Restricted cash" equals cash collected from such members prior to and following the transfer, less payments made to vendors following the transfer.

ALTERNATIVE TREATMENT UNDER CONSIDERATION. We are currently seeking opinion from Japanese legal counsel as to what our legal obligation is with respect to cash advances the distributors made directly to UMBA. As noted above, the distributors' agreements were then, and remain to this day, with AJOL, PPOL's wholly-owned subsidiary. The key component, however, is the notification AJOL had given to the distributors of the transfer of their funds to UMBA. It is now believed that AJOL's liability to the distributors may be limited to the amount we transferred to UMBA. Any subsequent use of such advances at the direction of distributors would reduce AJOL's liability. Under this scenario, the advances transferred to UMBA would be classified as an asset "Advances made (to UMBA)" and a corresponding liability "Advances received (from distributors)". Opinion from Japanese legal counsel will be received prior to filing our 10-K for the year ended March 31, 2006.

In addition, while UMBA and USFA are independent, non-profit membership organizations and AJOL has no controlling interest in them, we are currently making an internal investigation whether such transactions and relationships with UMBA and USFA will require them to be classified as Variable Interest Entities under FIN 46-Consolidation of Variable Interest Entities. Based on the results of our investigation, which we expect to complete prior to filing of our 10-K for the year ended March 31, 2006, we may be required to include UMBA or USFA into its consolidated financial statements.

If deemed appropriate, we will file amendments to prior 10-Qs and 10-Ks.

FLOW OF CASH COLLECTED FROM RECEIPT TO DISBURSEMENT

We describe below the flow of cash collected from members to its disbursement from UMBA and USFA, together with a historical perspective covering the period prior to AJOL transferring the cash to UMBA. For further background information, please refer to footnote 1, on the previous page, with respect to the transfer of funds from UMBA to USFA.

AJOL had collected monthly cash advance payments from members through a prepayment system known as Cube. These prepayments were accounted for as a liability called Advances Received on AJOL's balance sheet. These advance payments were prepayments for orders that the members would place in the future via the Cube system. There were no restrictions on AJOL's use of this cash. Upon receiving orders from these members for goods or services, the member's account would be charged. On May 28, 2004, AJOL remitted approximately $16.3 million to U (formerly Kamome) Mutual Benefit Association (UMBA), a not-for-profit membership organization, to administer these advance payments from AJOL members pursuant to the Cube Preservation Agreement (the Cube Agreement) dated May 21, 2004. Subsequently, advance payments from members have been received by UMBA and not AJOL. Only AJOL members or their family may become members of UMBA, but are not required to do so.

The Cube Agreement provides that UMBA will provide custodial services over the advances received from AJOL members. It also states that the cash will only be used in satisfaction of orders received from members. The agreement does not provide for the transfer of title to the cash or transfer of the liability associated with the Advances Received to UMBA. Therefore, AJOL now accounts for this cash as restricted cash to be used only in satisfaction of orders received from members.


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Also as noted in the previous section, while UMBA and USFA are independent, non-profit membership organizations and AJOL has no controlling interest in them, we are currently making an internal investigation whether such transactions and relationships with UMBA and USFA will require them to be classified as Variable Interest Entities under FIN 46-Consolidation of Variable Interest Entities. Based on the results of our investigation, which we expect to complete prior to filing of our 10-K for the year ended March 31, 2006, we may be required to include UMBA or USFA into its consolidated financial statements.

If deemed appropriate, we will file amendments to prior 10-Qs and 10-Ks.

AJOL'S ARRANGEMENTS WITH UMBA AND USFA

UMBA
----

UMBA has outsourced its administrative functions (comprised of promotional activities, application processing, and maintenance of required information on insured individuals) to AJOL. AJOL's consideration for its services is a fixed percentage, ranging from 20% to 32% depending on the plan, of the insurance premiums that UMBA collects directly from its members on a monthly basis. AJOL recognizes such fees received on a monthly basis when UMBA collects such premiums. This matches the revenues with the costs incurred by AJOL. There are no other arrangements between AJOL and UMBA other than what is covered in our response to your second comment.

The insurance plans are provided by independent third-party insurance companies. They are unrelated to AJOL and UMBA. There are no contracts between AJOL and its members related to such insurance plans. AJOL has no title to cash collected from and related liability to such insurance plans. PPOL's financial statements do not reflect such cash and related liabilities

UMBA's cash receipts are comprised of payments made by the members. Its cash disbursements are to the respective insurance companies and AJOL for the administrative functions.

USFA
----

USFA receives prepayments directly from its members for orders that they will place in the future via the Cube system. USFA will then place orders on behalf of its members, as they are received, with the appropriate vendors and makes payment.

USFA's receipts from members are unrelated and separate to those collected by UMBA for the insurance premiums. Such receipts are based on contracts members have with (1) AJOL prior to the original transfer to UMBA, (2) UMBA prior to the subsequent transfer to USFA, and (3) USFA, thereafter.

PPOL's "Restricted cash" represents (1) described in the previous paragraph less payments made to vendors following the original transfer from AJOL to UMBA.

AJOL is the vendor on a majority of the orders placed. AJOL records sales and related cost of sales upon shipment of the goods ordered from its warehouse.

When AJOL is not the vendor, it receives commissions from the vendor. AJOL records such commissions when cash is remitted from the vendor. These vendors are unrelated to AJOL. AJOL does not record the gross sales amount realized by and related cost of sales incurred by the vendor. It only reflects commission income.



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U.S. Securities and Exchange Commission
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RESPONSE 2
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As discussed in our response to your first comment, AJOL entered into the Cube
Agreement with UMBA. The Cube Agreement provides the following:

o The purpose of the agreement is to have a clear segregation of cash received from members as prepayments for orders that they will place in the future via the Cube system and AJOL's working capital.

o UMBA will provide custodial services over the advances received from AJOL members,

o Such cash will only be used in satisfaction of orders received from members.

o UMBA will provide monthly reports of receipts and disbursements to AJOL, and special reports as requested by AJOL.

o UMBA's sole compensation for providing custodial services will be the interest income earned on the funds in its custody.

The agreement does not specifically provide for the transfer of title to the cash or transfer of the liability associated with the Advances Received to UMBA.

RESPONSE 3
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We will state the Revenue Recognition Policy for products and services sold to distributors through the UMBA and USFA in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------
Year Ended March 31, 2005 Compared to Year Ended March 31, 2004
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Cost of Sales, page 24
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RESPONSE 4
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NATURE AND TERMS OF INSURANCE PRODUCTS

The insurance plans that are available through UMBA cover life, health and property. Insurance plans are only available to members of UMBA. To join UMBA, an individual must be a subscriber to AJOL's services. However, membership in UMBA is not mandatory.

There are currently four plans covering life and health: the Big Plan, the Wide Plan, the 3 Major Adult Illnesses Plan, and the Security Plan. Premiums are paid on a monthly basis and calculated according to a schedule determined by age, gender, and level of coverage requested. Depending on the plan, subscribers may receive compensation for death, hospitalization, surgery, or disabilities due to accidents or illness. Compensation is calculated using a fixed schedule based on age, coverage level, gender, and type of claim. The plans are underwritten by insurance companies such as Pacific Life Insurance and Hannover Insurance Group.

One plan, the "119(2) Plan" covers health and property losses from accidents or disasters such as fire, theft, blizzards, or plumbing failure. Compensation is calculated based on the nature of the accident and whether or not the policy holder owns the damaged property. It is also possible to file claims for hospitalization. This plan is underwritten by Germany's R&V Insurance Company.

--------------------

(2) The number "119" is a reference to Japan's phone number equivalent of US' "911" for emergencies other than those requiring police assistance.



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U.S. Securities and Exchange Commission
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The insurance premium on each of these plans range from $17 to $58 per month.
While each plan is for a term of one year, they are cancelable by the insured with a one month notice.

REVENUE RECOGNITION POLICY FOR INSURANCE PRODUCTS

As discussed in response 1 under "AJOL's arrangements with UMBA and USFA - UMBA," UMBA has outsourced its administrative functions (comprised of promotional activities, application processing, and maintenance of required information on insured individuals) to AJOL. AJOL's consideration for its services is a fixed percentage, ranging from 20% to 32% depending on the plan, of the insurance premiums that UMBA collects directly from its members on a monthly basis. AJOL recognizes such fees received on a monthly basis when UMBA collects such premiums. This matches the revenues with the costs incurred by AJOL.

There are no other arrangements between AJOL and UMBA other than what is covered in our response to your second comment. There are no arrangements between AJOL and the insurance companies that provide the insurance products.

EITF 99-19
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While EITF 99-19's paragraph 4 specifically excludes insurance and reinsurance premiums, we believe its intent is applicable to us. Our revenues are based on services we perform over a definite period of time and booked as revenues when we provide them. Our revenues are not subject to adjustment based on unknown future events. The revenue we have recorded is not the gross amount of insurance premiums collected by UMBA, but the amount we collect for providing services.

Indicators of gross revenue reporting discussed in paragraphs 7-14 of EITF 99-19 are not present at AJOL. Conversely, all indicators of net revenue reporting discussed in paragraphs 15-17 are present at AJOL.

REFUND ACCRUAL PROPRIETY

We believe it is appropriate to accrue 1/12th of the total refund on a monthly basis as we record 1/12th of the annual revenues on a monthly basis, as described in "Revenue recognition policy" above. We also confirm that the total amount subject to refund does not exceed our fees. Specifically, we received 2,234 yen per month on the "Security Plan" noted above, which is 32% of 6,980 yen premium collected by UMBA per month. Our monthly accrual was 833 yen representing 1/12th of the total refund of 10,000 yen.

Form 10-Q for the period ended December 31, 2005
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Note 2. Related Party Transaction, page 10
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RESPONSE 5
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Subsequent to your inquiries, I have met and inquired of Foster Corporation and
Green Capital management to clarify the ownership structure, control over FSIP's investment decision making process. I have been informed by Foster Corporation that it was always their intention to not make any decisions regarding FSIP's investment in PPOL or to direct its votes on matters brought up for shareholder voting, unless it had the prior concurrence of Green Capital. Conversely, I have been informed that Foster Corporation will comply with any matters Green Capital requested with respect to matters affecting FSIP's investment in PPOL.

While Foster Corporation's adherence to Green Capital's requests and seeking prior concurrence of any decisions regarding FSIP's investment in PPOL or to direct its votes on matters brought up for shareholder voting is not believed to be legally binding, the substance is more important than the form. Thus, it has been determined that PPOL and USC are de facto entities under common control.



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U.S. Securities and Exchange Commission
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Based upon the subsequent discovery of facts, which existed at the time of
PPOL's acquisition of USC, it is concluded that PPOL must restate all affected filings for the accounting treatment of the acquisition of USC in accordance with paragraph 11 of FAS141. We will account for the acquisition in a manner that is similar to the pooling method. For accounting purposes, the excess of purchase price over the net assets of USC will be treated as a dividend to Green Capital.

RESPONSE 6
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As noted in our response to your comment 5, we will restate all affected filings for the accounting treatment of the acquisition of USC in accordance with paragraph 11 of FAS141. Accordingly, Goodwill will be eliminated in the restated financial statements.


                                    * * * * *


We hope the foregoing responses adequately address the issues raised in your letter. If you have any additional questions, please do not hesitate to call me.

Very truly yours,

PPOL, INC.

/s/ RICHARD IZUMI

By Richard Izumi
Chief Financial Officer